Exhibit 11.1

NEWMIL BANCORP, INC.
COMPUTATION OF NET INCOME PER COMMON SHARE
(in thousands except per share amounts)

	Three month
	period ended
	March 31,
	2005	2004
Net income
Net income - basic and diluted	$2,235	$2,023

Weighted Average Common and Common
Equivalent Stock
Weighted average common stock
outstanding - basic	4,202	4,197
Assumed conversion as of the
beginning of each period or upon
issuance during a period of stock
options outstanding at the end
of each period	361	272
Assumed purchase of treasury stock
during each period with proceeds
from conversion of stock options
outstanding at the end of each
period	(254)	(135)
Weighted average common and common
equivalent stock outstanding
- diluted	4,309	4,334

Earnings Per Common and Common
Equivalent Share
Basic	$0.53	$0.48
Diluted	$0.52	$0.47